Exhibit 3(b)(1)

May 2005

Board of Directors Resolution

TCF FINANCIAL CORPORATION

RE: Amendment to Bylaws to Permit Separate Chairman/CEO

                WHEREAS, this Board has existing Bylaws that combine the offices of Chairman and Chief Executive Officer; and

                WHEREAS, it is desirable for the Board to have the option to elect a separate Chairman and Chief Executive Officer; and

                WHEREAS, the Corporate Governance Committee has voted to recommend that the Board amend the Bylaws in the manner outlined below

                NOW, THEREFORE, BE IT HEREBY

                RESOLVED, that Article IV, Section 1 of the Bylaws is hereby amended to add the following as a new paragraph (b) (and to re-letter the previous Section 1 as Section 1(a)):

                      (b) Chairman.  The Board of Directors may, if it wishes, elect a non-employee director as the Chairman of the Board, in which case the Board shall also elect a separate Chief Executive Officer who is an employee of the Corporation.  If the Board of Directors elects a non-employee Chairman, such Chairman shall perform such duties and possess such powers as are assigned by the Board of Directors.  Unless otherwise provided by the Board of Directors, the Chairman shall preside at all meetings of the stockholders and at all meetings of the Board of Directors.

                FURTHER RESOLVED that the positions of Chairman and Chief Executive Officer are hereby separated upon William A. Cooper’s retirement from the position of Chief Executive Officer.